 **Truth & Conviction**
Sponsored · 🌐   ···   ✕

GAUGING INTEREST. We are creating a limited
series called *Truth* & *Conviction* and the plan is to
partner with Angel Studios for distribution, the
same studio that brought you *The Chosen*.

We are not accepting funds at this time but are
excited to announce you can invest in this
project starting June 6, 2023! We are gauging
interest to see who would be interested in
investing in the limited series *Truth* & *Conviction*
and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



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 **Truth & Conviction**
Sponsored · 🌐   ···   ✕

GAUGING INTEREST. We are creating a limited
series called *Truth* & *Conviction* and the plan is to
partner with Angel Studios for distribution, the
same studio that brought you *The Chosen*.

We are not accepting funds at this time but are
gauging interest to see who would be interested
in investing in the limited series *Truth* &
Conviction if we launched a crowdfunding
investment.

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity at
angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



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Truth & Conviction
Sponsored ·
GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.
We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!
Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth
****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.
Gestapo officer who won't rest
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Truth & Conviction
Sponsored ·
GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.
We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!
Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth
****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.
Success in other projects does not guarantee success in this project.
There is no guarantee of any return.
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VIDEO TRANSCRIPT

00:00:01:02 - 00:00:07:07
Speaker 1
Matt take two campaign C. mark, How did you first discover the story of Helmuth Hubner?

00:00:08:12 - 00:00:38:01
Speaker 2

I heard about an old man who was the last surviving member of a teenage Nazi resistance group named Karl-Heinz Schnibbe. Heard that he lived less than an hour away from me. I just called him up on the phone, asked if he would be willing to share his story with me. He said, Yeah, sure, come on up. So I went up to his house and sat down with him and let him just share what his experience was as a 17 year old with his best friend Helmuth Hubner, and another friend, Rudi, 15, 16, 17 years old, standing up against Hitler.

00:00:38:01 - 00:00:42:01
Speaker 2
And they weren't using guns or fists to do it. They were using a typewriter.

00:00:42:03 - 00:01:00:17
Speaker 3
I was scared. I was actually scared because we read in a newspaper every day how severely these people get punished. The Nazis, they don't want you to know the truth. You know, the truth was deadly in Germany, but I was nosey enough to want to know more.

00:01:01:05 - 00:01:14:02
Speaker 2
The story that Karl told me that day has changed the rest of my life. I walked out of his house that day just knowing we have to make this into a movie. We have to tell this story.

00:01:14:09 - 00:01:38:18
Speaker 1
We've had the opportunity to become really close friends with Karl. Over the years, he would share these experiences that he had. He would often get this distant look in his eyes. You could tell he was back in those moments. But to hear this, you know, 80 year old man saying, this is what we did, you know, that brings a reality to it, that it's just not just a story, but people lived this.

00:01:38:19 - 00:02:04:01
Speaker 1
What came out of that was, you know, this not only we have to tell this story, but I feel entrusted to tell the story from Karl. The screenplay is is incredibly powerful. Matt Whitaker and his writing partner, Ethan Benson, have really captured this engaging character piece set within Nazi Germany. And it's getting the attention of Hollywood producers, including Geri Molen, who was the Academy Award winner for Schindler's List.

00:02:04:03 - 00:02:08:22
Speaker 1
He understands the power and the importance of telling stories from that era.

00:02:09:05 - 00:02:21:22
Speaker 3

It's really amazing to me to think this was 16. Wasn't 25, wasn't 42. He was 16 years old And had enough to realize that he wasn't going to get he was going to give in to something that he saw was wrong.

00:02:22:12 - 00:02:36:13
Speaker 2
One of the most important parts of the story for me was Helmuth's friendship with Zalman Schwartz, who was Jewish. One day Zalman disappeared and the Gestapo arrested him and Helmuth never saw his friend again.

00:02:37:01 - 00:02:54:17
Speaker 3
We went to church, to our church house, and there was a sign on the door which read, [in German] Jews not allowed to enter. And we had one Jewish member in our book, and Solomon Schwartz, you know, and they didn't let a gentleman in. He stood outside the door and then we opened up, opening him.

00:02:55:07 - 00:02:57:13
Speaker 3
He was crying, but they didn't let him in.

00:02:58:01 - 00:03:04:09
Speaker 2
I wonder how I would feel if somebody took my best friend away. You know, what would I do for Helmuth?

00:03:06:14 - 00:03:11:22
Speaker 2
It was time to sit down and start typing up the truth.

00:03:15:03 - 00:03:28:08
Speaker 2
It wasn't too long after Helmuth started typing up these leaflets and putting them out that he realized he needed help. And so he went right to his two good friends, Karl Schnibbe and Rudi Wobbe, and asked him to help him.

00:03:29:04 - 00:03:52:02
Speaker 3
Helmuth said, Let's make a promise. He who gets caught first takes the blame. Don't incriminate anybody. And that sounds good to me because I thought I'm cool. I was the oldest. You know that They don't catch me. So I said, All right. So we went that night home with about 15 fliers and Helmuth typed on it. Hitler, the murderer.

00:03:52:07 - 00:04:15:14

Speaker 3
Hitler is the guilty one. I put them in a telephone booth. I put them in mailboxes the following Sunday in church. He saw me come in and he waved at me and I waved back. And he yelled through the church, They haven't arrested you yet, have they? And I said, Would you shut up? I was, you know, so that was Helmuth, joking, you know.

00:04:15:16 - 00:04:31:04
Speaker 1
They were dispersing these treasonous leaflets throughout Hamburg, Germany. They put them in phone booths and mailboxes and stick them in a coat pockets at the opera, eluding the Gestapo for almost a year.

00:04:31:04 - 00:05:03:03
Speaker 2
And eventually they were caught. They went to trial. At a certain point, Helmuth decided he had to stand up and he had to take the attention and focus all on himself to save his two friends. And so it's exactly what he did. He stood up, he did what was right, and he let the consequences follow. Helmuth was executed for standing up for truth.

00:05:03:12 - 00:05:37:03
Speaker 2
Karl and Rudi spent years in prison and in hard labor, an experience I never forget was going with Karl back to Germany and visiting some of those places where he was held as a prisoner, as a 17 year old, but also visiting the site where Helmuth was executed and being there with Karl was was truly moving. There was a busload of teenagers that pulled up with their high school teacher and they got out and they were looking, you know, visiting this site.

00:05:37:15 - 00:06:07:13
Speaker 2
And he just immediately gathered all of his students around Carl and said, Tell us your story. To watch Carl tell them what he had done when he was their age was so powerful they were getting it. That, for me was when a seed was really planted. I began to realize that this isn't just a powerful story. This is a story that changes people who hear it.

00:06:09:06 - 00:06:36:00
Speaker 1
We are partnering with Baltic films in Vilnius, Lithuania, to shoot Truth & Conviction, and we produced two films with them previously and we're excited to go back and work with a really great production partner. They previously produced HBO's Chernobyl series and the BBC's War and Peace. Another partnership we're very excited about is with Angel Studios. They've had such incredible success with the Chosen series and we're excited to bring this project to the global audience that they've been able to reach.

00:06:36:01 - 00:06:55:12

Speaker 4
Our mission is to tell stories that amplify light, and when we saw the story of truth and conviction and what that the creators behind that story, we realized that they were going to be able to tell a story that has those same principles that the chosen and any other project that amplifies light. And it's a story that needs to be told today.

00:06:56:01 - 00:07:00:01
Speaker 4
It's a story that matters now.

00:07:00:13 - 00:07:28:14
Speaker 3
Helmuth had big blue eyes, I mean, really big, dark blue eyes. And I never saw Helmuth emotionally, you know, he never showed his emotion. When something happened. And when I put my arms around him, I told him I"ll see pretty soon, his eyes filled with tears. And he said to me, I hope you have a better life and a better Germany.

00:07:29:03 - 00:07:42:06
Speaker 3
And then he cried.

00:07:42:06 - 00:08:05:11
Speaker 2
You know, we talk about stories like Helmuth story of someone sacrificing their life for someone else. I've always felt that there is like this across humanity. It's like there's this deep connection with those kinds of stories. For me, that's what Helmuth did. At some point, he must have known he was going to be sacrificing his life to do that.

00:08:05:22 - 00:08:12:13
Speaker 2
But he did it anyway. That compels me to tell this story.

 **Truth & Conviction**
Sponsored ·    ···   ✕

"We are so excited to announce that we're teaming up with *Truth & Conviction*, in order to bring to life a story that needs to be told! This is the story of German teenager, Helmuth Hübener, who stood up to Hitler in World War II...and my mom was his friend way back in 1941!

We've never really done something like this before, teaming up with a project like this, [but] we believe in it [so much] we were compelled to. This is a story that needs way more than 90 minutes and I'm so glad that it's gonna be a mini-series!" - The Piano Guys

Check out the short video for *Truth & Conviction* and learn more about the opportunity to invest in this project starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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00:00:03:23 - 00:00:05:14
Speaker 1
Jon Schmidt, Steven Sharp Nelson.

00:00:05:14 - 00:00:16:21
Speaker 2
We're the piano guys and we are so excited to announce that we're teaming up with the TV series Truth and Conviction. In order to bring to life a story that needs to be told. Tell them about this story.

00:00:16:21 - 00:00:29:03
Speaker 1
Absolutely. This is a story of a German teenager named Helmuth Hubner, who stood up to Hitler in World War II. And I have a family connection. My mom was his friend way back in 1941.

00:00:29:04 - 00:00:46:00
Speaker 2
This is a heroic story. Right? Absolutely. And these are the kind of stories that need to be told that our kids need to inspire them. This is the role model, that they need to know that they can stand up for things, too. Right. And become the best that they could be. So I love that we're dads, so we love finding stories like this.

00:00:46:00 - 00:00:50:17
Speaker 2
And we've never really done something like this before. Teaming up with a project like this.

00:00:50:17 - 00:00:51:17
Speaker 1
Because we believe in it.

00:00:51:18 - 00:00:53:01
Speaker 2
Yeah, we were compelled to.

00:00:53:01 - 00:01:00:20
Speaker 1
This is a story that needs way more than 90 minutes, and I'm so glad it's going to be a mini series. And it's the same people that did the Chosen.

00:01:00:21 - 00:01:16:05
Speaker 2

Now, here's the cool part, though. Just like the Chosen, you can be a part of this. You can express interest in investing in this project by going to Angel.com/truth. If they open a funding round, you can be a part of this incredible show.

00:01:16:05 - 00:01:17:19
Speaker 1
And get part of the equity as well.

00:01:17:19 - 00:01:27:23
Speaker 2
And then meantime, we got to get back to practicing. That's right. Yeah, that's better. Yeah. Yeah. No, no, no.

 **Truth & Conviction**
Sponsored ·

··· ✕

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth* & *Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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00;00;03;03 - 00;00;34;12
Speaker 1
I heard we were going to this place. It's a school that teaches administration processes is to young students. And I really didn't know what to expect. And then you open up the doors and right in front of us is this whole hallway dedicated to Helmuth. I've been digging into this story for a long time, and all of a sudden I'm seeing documents and photos that I'd never seen before.

00;00;35;08 - 00;00;43;07
Speaker 1
That was just incredible. Actually gave me chills. I can remember leaning over to Ethan Vincent, my co-writer, all these years, and saying...

 **Truth & Conviction**
Sponsored ·

··· ✕

We are excited to announce you can help us
bring Helmuth's story to life by investing in this
project starting June 6, 2023!

We are creating a limited series called *Truth* &
Conviction, and the plan is to partner with Angel
Studios for distribution, the same studio that
brought you *The Chosen*.

We are not accepting funds at this time, but are
gauging interest to see who would be interested
in investing and help us bring this historic
project to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



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00:00:02:17 - 00:00:08:20
Speaker 1
So here it is, we'll make sure and knock.

00:00:13:12 - 00:00:15:03
Speaker 1
So this was the place where Helmuth was sitting?

00:00:16:06 - 00:00:19:23
Speaker 2
This was where Helmuth worked. I mean, obviously, it's been totally remodeled.

00:00:19:23 - 00:00:30:09
Speaker 1
It is completely remodeled It has nothing to do with back in the day. And nowadays the funny story is that also here is the space where they train, like where they have their trainees.

00:00:31:01 - 00:00:31:22
Speaker 3
So they're young.

00:00:32:10 - 00:00:37:19
Speaker 2
New workers like he was. It's just poetic.

00:00:38:12 - 00:00:55:23
Speaker 3
This particular space was where he went to work every day. It was, you know, overlooking the train station. He could see the people coming and going. And I just wonder if that just instilled even more urgency in him to just like there's so many people out here, they're turning a blind eye or they don't know. I've got to let them know.

00:00:56:04 - 00:01:09:07
Speaker 3
So it's it's ironic. He's working during the day in this office for the Nazis, and then at night he's going out on the same streets that he looks at during the day urgently, passionately getting the word out, trying to let the people know.

00:01:11:12 - 00:01:30:01
Speaker 2
This is where he was sitting or somewhere in this area when the Gestapo rushed in and took him and changed his life forever.







Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

It used to be named after a street nearby
and they wanted something meaningful.

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00:00:03:20 - 00:00:23:05

Speaker 1
On the day before the commemoration of Helmuth's execution. So on October 26th in Hamburg, we were able to go to a school that is called the Helmuth Hubener School. It used to be named after a street nearby and they wanted something meaningful. And so they had a vote and they voted that Helmuth Hubener would be the name of their school.

00:00:23:08 - 00:00:32:12
Speaker 1
They had an event where it was all about remembering Helmuth, his resistance activities, those that it had impacted.

00:00:34:19 - 00:01:09:16
Speaker 1
Sitting in that room, surrounded by people of so many different races and ethnicities, talking about this young teenage resistance fighter and remembering him and honoring him. These teenage kids were Helmuth's age and some of them even younger. Standing up and reciting poetry that they had written in his honor or works of art or something that they had written about him, or expressing how it was impactful and what it means to them today was just incredible.

00:01:10:04 - 00:01:54:15
Speaker 2
[In German] On October 27th at 8:13 p.m. in Berlin Plotzensee, The guillotine fell on the youngest resistance fighter in Germany. and if we all, 150 people gathered here, would please stand to commemorate Helmuth Hubener then I think we're setting a sign.







Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

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00:00:05:08 - 00:00:33:19
Speaker 1
Practice courage. That's what Helmuth did. He had a thought. He had an impression. He. He felt compelled to do something. Starts with one keystroke on the typewriter. Couple of words. A couple of phrases on that first flier. Pretty soon it's full blown. You know, statements against Hitler and every inch of that paper being used. But it started by taking one step.

00:00:34:11 - 00:00:50:05
Speaker 1
And then that's what I take from this. That's the. So what is okay, What is my step? What is my little thing that I could do today? I may not be courageous in every aspect of my life, but what can I do? What little action can I do today? And those build a foundation.

00:00:51:21 - 00:01:27:10
Speaker 2
In my own personal life. Having been really consumed with this story for a long, long time and having people ask me occasionally. Yeah, but did he make any difference? You know, he operated for about a year, put out some fliers, got arrested, was executed. People forgot about him. Did he make a difference? As I'm sitting there at the Helmuth Hubner School, surrounded by so many youth and their parents and faculty and teachers, remembering him and saying, This is what we need to do in our lives to show that we remember Helmuth.

00:01:28:15 - 00:01:44:03
Speaker 2
Yeah. Did he make a difference? Yes.

 **Truth & Conviction**
Sponsored ·

⋯ ✕

We are excited to announce you can help us
bring Helmuth's story to life by investing in this
project starting June 6, 2023!

We are creating a limited series called *Truth* &
Conviction, and the plan is to partner with Angel
Studios for distribution, the same studio that
brought you *The Chosen*.

We are not accepting funds at this time, but are
gauging interest to see who would be interested
in investing and help us bring this historic
project to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



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It doesn't leave you untouched. I am here with my little son who is almost 2. And to think, do I want my son to stand up for justice at 17? Yes! What do I want my son to be sentenced to death at 17? No, I do not want that. there are a lot of emotions. Then you just stand there… Touched by the thought that his mother wasn't there at his final moments.

 **Truth & Conviction**
Sponsored ·    ···   ✕

We are excited to announce you can help us
bring Helmuth's story to life by investing in this
project starting June 6, 2023!

We are creating a limited series called *Truth* &
Conviction, and the plan is to partner with Angel
Studios for distribution, the same studio that
brought you *The Chosen*.

We are not accepting funds at this time, but are
gauging interest to see who would be interested
in investing and help us bring this historic
project to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



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00;00;03;06 - 00;00;32;16
Speaker 1
I've heard that for some people just before they die. Things slow down for them and they're able to pay attention to the details around them. And I wonder if that's the way it was for Helmuth as he was in the dark of night, walking from his prison cell outside into the the night sky. And with these huge trees all around.

00;00;32;29 - 00;00;54;02
Speaker 1
I wonder if he was noticing that. Was there a breeze in the trees? Was he feeling the wind on his face at all? Did he look over at the guards? Were they looking at him? I wonder what he was thinking about as he was taking these final steps.

00;00;57;03 - 00;01;30;12
Speaker 1
We know that he was calm. We know that he was at peace with what he had done. We know that he wasn't apologizing for what he did. The last things that he wrote were to please remember him kindly and that he knows that God lives. And that's what he took with him as he walked into that execution chamber and calmly gave his life.

 **Truth & Conviction**
Sponsored · 🌐    ···   ✕

We are excited to announce you can help us
bring Helmuth's story to life by investing in this
project starting June 6, 2023!

We are creating a limited series called *Truth* &
Conviction, and the plan is to partner with Angel
Studios for distribution, the same studio that
brought you *The Chosen*.

We are not accepting funds at this time, but are
gauging interest to see who would be interested
in investing and help us bring this historic
project to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



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Investment Goes Live

00;00;14;08 - 00;00;28;26
Speaker 1
Words mean something. That's why Helmuth's are really important, because it really does underscore that what we say matters. What we say can change the world. What we say can help people, what we say can hurt people, and ultimately what we say can save people.

00;00;29;19 - 00;00;56;22
Speaker 2
And none of us can imagine a lifetime to live under that kind of to rest stress and and fear and danger constantly while he's dispersing fires. While he's listening to the BBC while he's doing the things that he felt were right. And so when I think about this day and what it means that 80 years ago his life was taken and moved by the thought that he is not forgotten when he knew it was coming to an end, he says.

00;00;56;22 - 00;01;00;14
Speaker 3
I have no guilt. I will stand blameless before God.

00;01;02;02 - 00;01;03;17
Speaker 2
You know, He knew he had done.

00;01;03;17 - 00;01;16;19
Speaker 3
What he felt in his heart was right. And our world is better because of that.







Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

LEARN MORE
TRUTH & CONVICTION
ANGEL.COM/TRUTH

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Get Notified if the Investment Goes Live

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00;00;01;16 - 00;00;20;29
Speaker 1
This monument is meant to really remember all the victims of the Hitler regime that died unjustly without a proper trial, without truly committing a crime and standing for the things they felt were a part of their lives. So this whole place is actually sacred ground.

00;00;22;02 - 00;00;49;18
Speaker 2
We need these type of individuals to look to. We need those examples. We need to not only say, Oh, that's that's it's important we know about them, but why? What do we learn from what he did? What is the so what in all this? So to be gathered here tonight with individuals that have been touched by Helmuth's life and to commemorate him and what he stood for.

00;00;49;23 - 00;01;19;15
Speaker 2
It's incredible to think that the Nazis tried to obliterate him, to wipe out his history. They knew what he represented. Yes, it lay dormant for several decades, but it's alive now. And his influence is being felt in this commemoration. And as you know, strangers and friends and church members and political leaders are coming together, unified by this 17 year old.

00;01;19;23 - 00;01;30;03
Speaker 2
And what he did 80 years ago.













Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more

Truth & Conviction
Sponsored ·

GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more

 **Truth & Conviction**
Sponsored · 🌐   ⋯   ✕

Driven by the disappearance of his Jewish
friend, a 16-year-old boy named Helmuth
Hübener takes a stand for truth. His brave
resistance leads him all the way to the highest
court in Nazi Germany.

We are not accepting funds at this time but are
excited to announce you can invest in this
project starting June 6, 2023! We are gauging
interest to see who would be interested in
investing and help us bring this historic project
to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth
****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the   Learn more
Investment Goes Live

 **Truth & Conviction**
Sponsored · 🌐   ⋯   ✕

GAUGING INTEREST. We are creating a limited
series called *Truth* & *Conviction* and the plan is to
partner with Angel Studios for distribution, the
same studio that brought you *The Chosen*.

We are not accepting funds at this time but are
gauging interest to see who would be interested
in investing in the limited series *Truth* &
Conviction if we launched a crowdfunding
investment.

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity at
angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the   Learn more
Investment Goes Live

00:00:01:22 - 00:00:24:22
Speaker 1
Based on a true story. At the height of World War II, an anonymous leaflet denouncing Hitler and his Third Reich is posted in the middle of Hamburg, Germany. The author, 16 year old Helmuth Hubner. Helmut and his friends try to expose the truth about the war and the evils of Adolf Hitler, while evading an obsessed Gestapo officer who won't rest until these freedom fighters have paid for their conviction with their blood.

00:00:25:15 - 00:00:45:19
Speaker 1
It's called truth and conviction. A story about someone my age standing up to Hitler in Nazi Germany. If you're thinking, Wow, what an amazing story, someone needs to turn that into a four part miniseries. You're not the only one. The creators sent the script to the Academy Award winning producer of Schindler's List, Gerald R Molen. Here's what he had to say.

00:00:46:06 - 00:01:08:10
Speaker 1
I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business, and now again, I've been blessed to have read a masterpiece. Reading the story has moved me to a sense of pride, country, honor, duty and tears. The Truth and Conviction team started with writer director Matt Whitaker. Matt wrote the award winning World War II films, Saints and Soldiers and Instrument of War.

00:01:08:11 - 00:01:30:15
Speaker 1
He even made a PBS documentary about Helmet and his friends with the last surviving member of the Hubner Group. Kaleidoscope Pictures joined Matt to make this vision a reality. Kaleidoscope has produced more than a dozen feature films and network television series. Multimillion dollar productions are what they do and for marketing and distribution. Angel Studios, the studio behind the biggest crowdfunded series of all time.

00:01:30:18 - 00:01:55:04
Speaker 1
The Chosen, Angel has helped raise over $30 million for incredible stories that amplify light and Baltic films. The European production arm behind award winning Mega-hits like HBO, Chernobyl. Wow. Now all they need to share Helmuth's story is you. The Truth and Conviction team could make it possible for you to become a part owner in the series. Just click the link to express interest in investing in Truth and conviction today.

00:01:55:07 - 00:02:22:02
Speaker 1
When you express interest, you'll be the first to know if an investment goes live. If they open up an investing round for truth and conviction and you decide to invest not only could you share in

the potential profits down the road, but more importantly you would share in bringing this heart changing story to the world. Historically, people love World War II stories, and the team thinks truth and conviction can join the ranks of some of our favorites, like Jojo Rabbit, Dunkirk, The Book Thief, Schindler's List, The Imitation Game, Saving Private Ryan and Band of Brothers.

00:02:22:10 - 00:02:37:07
Speaker 1
World War II stories can get intense, but the creators of this show want it to be safe to watch with your teens because it's a story about teens. I mean, this is different from watching adult Tom Hanks saved adult Private Ryan. These are teens that can relate to. Think Dead Poets Society meets Schindler's List.

00:02:37:18 - 00:02:51:05
Speaker 2
I came across the story of Helmuth Hubner more than 20 years ago now, and I'm telling you, it will not let go of me. It's a story that changes people who hear it. It might be that it's more important right now to tell this story than it ever has been.

00:02:51:14 - 00:03:14:04
Speaker 1
I mean, Nazi Germany would never happen again. Some authoritarian leader isn't just going to invade another country. We're past that, right. With the story of truth and conviction, kids my age can feel that maybe we too, can stand up for what's right. So click the link or go to Angel.com/truth now, to express interest in investing in the soon to be favorite World War II epic.

00:03:12:02 - 00:03:34:20
Speaker 1
It will join the ranks of Hacksaw Ridge, The Imitation Game, Life is Beautiful, The Great Escape, Valkyrie, Letters from Iwo Jima., The Great Dictator, Patton, The Dirty Dozen Downfall, Pearl Harbor, The Sound of Music, The Longest Day, Das Boot, Casablanca, Bridge Over the River Kwai, The Guns of Navarone.,The Boy in The Striped Pajamas, Atonement, Darkest Hour, A League of Their Own, Greyhound, Please just click the link

00:03:35:01 - 00:03:41:22
Speaker 1
The Swing Kids. The Diary of Anne Frank. Resistance. Defiance U. 571. The Zookeeper's Wife. Operation Mincemeat...













Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more

Truth & Conviction
Sponsored ·

GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more













Truth & Conviction
Sponsored ·

Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth
****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more

Truth & Conviction
Sponsored ·

GAUGING INTEREST. We are creating a limited series called *Truth* & *Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series *Truth* & *Conviction* and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more

VIDEO TRANSCRIPTION

00:00:00:07 - 00:00:29:18
Speaker 1
In my generation, we get our friends together to make dance videos. But in 1941, Nazi Germany 16 year old Helmuth Hubner got his friends together to take on Hitler. Yeah, that actually happened. And they were my age. My generation needs stories like this. We need it based on a true story. At the height of World War II, an anonymous leaflet denouncing Hitler and his Third Reich was posted in the middle of Hamburg, Germany.

00:00:30:00 - 00:00:51:16
Speaker 1
The author, 65 year old Helmuth Hubner. Helmuth and his friends tried to expose the truth about the war and the evils of Adolf Hitler while evading an obsessed Gestapo officer who won't rest until these freedom fighters have paid for their conviction with their blood. It's called truth and conviction. A story about someone my age standing up to Hitler in Nazi Germany.

00:00:51:20 - 00:01:14:13
Speaker 1
If you're thinking, Wow, what an amazing story, someone needs to turn that into a four part mini series. You're not the only one. The creators sent the script to the Academy Award winning producer of Schindler's List, Gerald R Molen. Here's what he had to say. I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business, and now again, I've been blessed to have read a masterpiece.

00:01:14:18 - 00:01:34:17
Speaker 1
Reading the story has moved me to a sense of pride, country, honor, duty and tears. The Truth and Conviction team started with writer director Matt Whitaker. Matt wrote the award winning World War II films, Saints and Soldiers and Instrument of War. He even made a PBS documentary about Helmuth and his friends with the last surviving member of the Hubner Group.

00:01:35:00 - 00:01:57:15
Speaker 1
Kaleidoscope Pictures joined Matt to make this vision a reality. Kaleidoscope has produced more than a dozen feature films and network television series. Multimillion dollar productions are what they do and for marketing and distribution. Angel Studios, the studio behind the biggest crowdfunded series of all time, The Chosen Angel, has helped raise over $30 million for incredible stories that amplify light and Baltic films.

00:01:57:21 - 00:02:18:20
Speaker 1

The European production arm behind award winning Mega-hits like HBO, Chernobyl. Wow. Now they need to share Helmuth's story is you. The Truth and Conviction team could make it possible for you to become a part owner in the series. Just click the link to express interest in investing in truth and conviction today. When you express interest, you'll be the first to know if an investment goes live.

00:02:18:21 - 00:02:49:02
Speaker 1
If they open up an investing round for truth and conviction and you decide to invest not only could you share in the potential profits down the road, but more importantly you would share in bringing this heart changing story to the world. Historically, people love World War II stories, and the team thinks truth and conviction can join the ranks of some of our favorites like Jojo Rabbit, Dunkirk, The Book Thief, Schindler's List, The Imitation Game, Saving Private Ryan and Band of Brothers, World War II stories can get intense, but the creators of this show want it to be safe to watch with their teens because it's a story about teens.

00:02:49:12 - 00:02:57:08
Speaker 1
I mean, this is different from watching adult Tom Hanks saved adult Private Ryan. These are teens I can relate to. Think Dead Poets Society meets Schindler's List.

00:02:57:18 - 00:03:11:06
Speaker 2
I came across the story of Helmuth Hubner more than 20 years ago now, and I'm telling you it will not let go of me. It's a story that changes people who hear it. It might be that it's more important right now to tell this story than it ever has been.

00:03:11:15 - 00:03:31:15
Speaker 1
I mean, Nazi Germany would never happen again. Some authoritarian leader isn't just going to invade another country. We're past that. Right? With the story of truth and conviction. Kids my age can feel that maybe we, too, can stand up for what's right. So click the link or go to Angel.com/truth now to express interest in investing in the soon to be favorite World War II epic

00:03:31:16 - 00:03:52:12
Speaker 1
It'll join the ranks of Hacksaw Ridge. The Imitation Game Life is Beautiful. The Great Escape Valkyrie. Letters from Iwo Jima. The Great Dictator, Patton, The Dirty Dozen Downfall. Pearl Harbor. The Sound of Music. The Longest Day. Das Boot. Casablanca Bridge Over the River Kwai. The Guns of Navarone. The Boy in the Striped Pajamas. Atonement. Darkest Hour.

00:03:52:12 - 00:04:01:23
Speaker 1

A League of Their Own. Greyhound, Please just Click The Link. The Swing Kids. The Diary of Anne Frank. Resistance. Defiance U. 571. The Zookeeper's Wife. Operation Mincemeat...









Truth & Conviction
Sponsored ·

We are excited to announce you can help us bring Helmuth's story to life by investing in this project starting June 6, 2023!

We are creating a limited series called *Truth & Conviction*, and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time, but are gauging interest to see who would be interested in investing and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more

Truth & Conviction
Sponsored ·

GAUGING INTEREST. We are creating a limited series called *Truth & Conviction* and the plan is to partner with Angel Studios for distribution, the same studio that brought you *The Chosen*.

We are not accepting funds at this time but are excited to announce you can invest in this project starting June 6, 2023! We are gauging interest to see who would be interested in investing in the limited series, *Truth & Conviction*, and help us bring this historic project to life!

Check out the short video for *Truth & Conviction* and the potential investment opportunity starting June 6, 2023 at angel.com/truth

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

Wow.

invest.angel.com
Get Notified if the Investment Goes Live
Learn more



Truth & Conviction
Sponsored · 🌐 ... ✕

Driven by the disappearance of his Jewish
friend, a 16-year-old boy named Helmuth
Hübener takes a stand for truth. His brave
resistance leads him all the way to the highest
court in Nazi Germany.

We are not accepting funds at this time but are
excited to announce you can invest in this
project starting June 6, 2023! We are gauging
interest to see who would be interested in
investing and help us bring this historic project
to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth
****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



invest.angel.com
**Get Notified if the
Investment Goes Live**
Learn more



Truth & Conviction
Sponsored · 🌐 ... ✕

Driven by the disappearance of his Jewish
friend, a 16-year-old boy named Helmuth
Hübener takes a stand for truth. His brave
resistance leads him all the way to the highest
court in Nazi Germany.

We are not accepting funds at this time but are
excited to announce you can invest in this
project starting June 6, 2023! We are gauging
interest to see who would be interested in
investing in the limited series *Truth* & *Conviction*
and help us bring this historic project to life!

Check out the short video for *Truth* & *Conviction*
and the potential investment opportunity
starting June 6, 2023 at angel.com/truth

****
Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



invest.angel.com
**Get Notified if the
Investment Goes Live**
Learn more

VIDEO TRANSCRIPTION

00:00:00:02 - 00:00:24:22
Speaker 1
In 1941, Nazi Germany 16 year old Helmuth Hubner got his friends together to take on Hitler. Yeah, that actually happened. And they were my age. My generation needs stories like this. Stories from this era have inspired and moved audiences for decades. And now there's a powerful new story that everyone needs but nobody knows about. It's called Truth and conviction based on a true story.

00:00:24:23 - 00:00:46:14
Speaker 1
At the height of World War II, an anonymous leaflet denouncing Hitler and his Third Reich is posted in the middle of Hamburg, Germany. The author, 16 year old Helmuth Hubner, Helmuth and his friends try to expose the truth about the war and the evils of Adolf Hitler while evading an obsessed Gestapo officer who won't rest until these freedom fighters have paid for their conviction with their blood.

00:00:47:07 - 00:01:14:13
Speaker 1
A story about someone my age standing up to Hitler in Nazi Germany. If you're thinking, Wow, what an amazing story, someone needs to turn that into a four part mini series. You're not the only one. The creators sent the script to the Academy Award winning producer of Schindler's List, Gerald R Molen. Here's what he had to say. I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business, and now again, I've been blessed to have read a masterpiece.

00:01:14:18 - 00:01:34:17
Speaker 1
Reading the story has moved me to a sense of pride, country, honor, duty and tears. The Truth and Conviction team started with writer director Matt Whitaker. Matt wrote the award winning World War II films, Saints and Soldiers An Instrument of War. He even made a PBS documentary about Helmuth and his friends with the last surviving member of the Hubner Group.

00:01:35:00 - 00:01:57:15
Speaker 1
Kaleidoscope Pictures joined Matt to make this vision a reality. Kaleidoscope has produced more than a dozen feature films and network television series. Multimillion dollar productions are what they do. And for marketing and distribution. Angel Studios, the studio behind the biggest crowdfunded series of all time, The Chosen. Angel has helped raise over $30 million from credible stories that amplify light and Baltic films.

00:01:57:21 - 00:02:18:20
Speaker 1

The European production arm behind award winning Mega-hits like HBO, Chernobyl. Wow. Now they need to share Helmuth's story is you. The Truth and Conviction team could make it possible for you to become a part owner in the series. Just click the link to express interest in investing in truth and conviction today. When you express interest, you'll be the first to know if an investment goes live.

00:02:18:21 - 00:02:49:02
Speaker 1
If they open up an investing round for truth and conviction and you decide to invest not only could you share in the potential profits down the road, but more importantly you would share in bringing this heart changing story to the world. Historically, people love World War II stories, and the team thinks truth and conviction can join the ranks of some of our favorites like Jojo Rabbit, Dunkirk, The Book Thief, Schindler's List, The Imitation Game, Saving Private Ryan and Band of Brothers, World War II stories can get intense, but the creators of this show want it to be safe to watch with your teens because it's a story about teens.

00:02:49:12 - 00:02:57:08
Speaker 1
I mean, this is different from watching adult Tom Hanks saved adult Private Ryan. These are teens that can relate to. Think Dead Poets Society meets Schindler's List.

00:02:57:18 - 00:03:11:06
Speaker 2
I came across the story of Helmuth Hubner more than 20 years ago now, and I'm telling you it will not let go of me. It's a story that changes people who hear it. It might be that it's more important right now to tell this story than it ever has been.

00:03:11:15 - 00:03:31:15
Speaker 1
I mean, Nazi Germany would never happen again. Some authoritarian leader isn't just going to invade another country. We're past that. Right? With the story of truth and conviction, kids my age can feel that maybe we, too, can stand up for what's right. So click the link or go to Angel.com/Truth now to express interest in investing in the soon to be favorite World War II.

00:03:31:16 - 00:03:52:12
Speaker 1
I think it'll join the ranks of Hacksaw Ridge. The Imitation Game. Life Is Beautiful. The Great Escape Valkyrie. Letters from Iwo Jima. The Great Dictator. Patent. The Dirty Dozen Downfall. Pearl Harbor. The Sound of Music. The Longest Day. Das Boot. Casablanca. Bridge Over the River Kwai. The Guns of Navarone. The Boy in the Striped Pajamas. Atonement. Darkest Hour.

00:03:52:12 - 00:04:01:23
Speaker 1

A League of Their Own. Greyhound, Please just Click The Link. The Swing Kids. The Diary of Anne Frank. Resistance. Defiance U. 571. The Zookeeper's Wife. Operation Mincemeat...